EXHIBIT 99.1

Intellipharmaceutics Announces Settlement for its Generic Version of Focalin XR(R)

TORONTO, March 11, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced that Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International, and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride).  The terms of the settlements are confidential and remain subject to regulatory and court approval.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted once-a-day novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered.

Intellipharmaceutics' lead generic product under development is Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million. Intellipharmaceutics' application for approval of a generic version of Focalin XR® remains subject to FDA approval. No assurance can be given as to whether or when the FDA will approve Intellipharmaceutics' generic version of Focalin XR®.

Intellipharmaceutics' lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain. Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with some currently marketed oxycodone products. This includes abuse by oral ingestion when these drugs are crushed or chewed, by nasal inhalation when crushed or powdered, and, by injection when combined with solvents. Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone had U.S. sales of approximately U.S. $2 billion.

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Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com